UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Talen Energy Corporation

File No. 005-89268 - CF#33982

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Talen Energy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on July 1, 2016.

Based on representations by Talen Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit (c)(9)	through June 2, 2017
Exhibit (c)(10)	through June 2, 2017
Exhibit (c)(11)	through June 2, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary